Exhibit 99.5
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC
ACCOUNTING FIRM
We consent to the use in this Annual Report on Form 40-F and in the Registration Statement on Form S-8 (No. 333-109970 and No. 333-141316, respectively) of our report dated March 24, 2008, relating to the financial statements of Gerdau Ameristeel Corporation and the effectiveness of Gerdau Ameristeel Corporation’s internal control over financial reporting.
We also consent to the reference to us under the headings “Auditor, Transfer Agent, and Registrar” and “Interest of Experts” in such Registration Statement.
/s/ Deloitte & Touche LLP
Tampa, Florida
March 24, 2008